Mail Stop 3561

November 1, 2006

Mr. W. Bennett Collett, Chief Executive Officer
Florida Gaming Corporation
2669 Charlestown Road, Suite D
New Albany, IN 47150

>   **Re: Florida Gaming Corporation**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 000-09099**

Dear Mr. Collett:

We have reviewed your response letter dated October 18, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page 8

Note K – Summer Jai Alai, page 27

1.   We note your response to our prior comment 19 and require further information.
        As per our original comment, please tell us what amounts you have recorded in
        your financial statements for the $98,608 you expect to recover from SJA
        partners, including your balance sheet and statement of operations. Provide us
        with the specific language in the partnership agreement that you believe entitles
        you to recover such unreimbursed expenses and include an update on the current
        status of the liquidation of the partnership. Please explain in detail why you
        believe the collection of this claim is probable given the pending litigation
        surrounding the collection of this claim. Refer to the analogous guidance in
        paragraph 140 of SOP 96-1 and advise us of your conclusions. We may have
        further comment upon receipt of your response.

Note L – Real Estate Held For Sale, page 28

2.   Please clarify for us the value at which the land reclassified from held for sale to
        property, plant and equipment was transferred, including how this was
        determined, your previous historical cost and the fair market value of the land.

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You may contact Heather Tress at 202-551-3624 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3813 with any other questions.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief